May 17, 2012

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F. Street, N.E.

Washington, D.C. 20549-0306

Re:	AMC Networks Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 15, 2012
File No. 1-35106

Dear Mr. Spirgel:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff” or the “Commission”), dated May 4, 2012, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) of AMC Networks Inc. (“we” or the “Company”) filed on March 15, 2012.

The Company appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an important objective of the Company. In connection with responding to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in our filings; (ii) that the Staff comments or our changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reference purposes, the comments of the Staff’s May 4, 2012 letter have been reproduced in this letter with the text in bold and the Company’s responses are set forth directly following the reproduced comments. The section sub-header and page number in each comment refers to the 2011 Form 10-K.

In each of the Company’s responses below where the Company indicates it will provide revised disclosures in the future, we have indicated the quarterly filing in which the Company will begin including such disclosures, which will be no later than the Quarterly Report on Form 10-Q (“Form 10-Q”) for the quarter ending June 30, 2012.

Form 10-K for the fiscal year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 38

1.	We note the discussion in your fourth quarter earnings call where you mention your strategy of focusing in original programming, most significantly in scripted originals on AMC. In this regard, please consider discussing, in the business overview section of your MD&A, your past and future initiatives and strategies in programming. It appears that this disclosure may provide investors insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which you are most focused for both the short and long term, as well as the actions you are taking to address these opportunities, challenges and risks. For additional guidance, refer to Item 303 of Regulation S-K as well as Part Four of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Company Response: Consistent with the guidance in Section 501.12 of the Financial Reporting Releases, the Company has sought to avoid repetitive disclosure in the 2011 Form 10-K when discussing its past and future initiatives and strategies in programming. The Company believes that the discussion in our fourth quarter earnings call where the Company discussed its strategy of focusing on original programming and more specifically scripted originals is consistent with the description of these initiatives and strategies contained in Item 1. Business of the 2011 Form 10-K. The Company also describes risks associated with our original programming strategy in Item 1A. Risk Factors of the 2011 Form 10-K. The following are several excerpts from the 2011 Form 10-K where the Company believes the Staff’s comment has been addressed. With respect to programming, on pages 4 and 5 under the headings “OUR STRENGTHS” and “OUR STRATEGY,” the Company states the following:

OUR STRENGTHS

Compelling Programming. We continually refine our mix of programming and, in addition to our popular film content, have increasingly focused on highly visible, critically-acclaimed original programming, including the award-winning Mad Men, Breaking Bad and The Walking Dead, which in 2011 was cable television’s highest rated drama ever among adults aged 18-49 and 25-54. Other popular series include The Killing, Hell on Wheels, Braxton Family Values, Bridezillas, Portlandia and The Increasingly Poor Decisions of Todd Margaret. Our focus on quality original programming, targeting specific audiences, has allowed us in recent years to increase our programming networks’ ratings and their viewership within these respective targeted demographics.

OUR STRATEGY

Our strategy is to maintain and improve our position as a leading programming and entertainment company by owning and operating several of the most popular and award-winning brands in cable television that create engagement with audiences globally across multiple media and distribution platforms. The key focuses of our strategy are:

Continued Development of High-Quality Original Programming. We intend to continue developing strong original programming across all of our programming networks to enhance our brands, strengthen our relationships with our viewers, distributors and advertisers, and increase distribution and audience ratings. We believe that our continued investment in original programming supports future growth in our two principal revenue streams — affiliation fee revenue from our distributors and advertising revenue. We also intend to continue to expand the exploitation of our original programming across multiple media and distribution platforms.

Increased Control of Content. We believe that control (including long-term contract arrangements) and ownership of content is becoming increasingly important, and we intend to increase our control position over our programming content. We currently control, own or have long-term license agreements covering significant portions of our content across our programming networks as well as in our independent film distribution business operated by IFC Films. We intend to continue to focus on obtaining the broadest possible control rights (both as to territory and platforms) for our content.

The Company describes the following challenge to its original programming strategy in Item 1. Business of the 2011 Form 10-K on page 14, under the heading “COMPETITION:”

COMPETITION

Sources of Programming

We also compete with other programming networks to secure desired programming. Most of our original programming and all of our acquired programming is obtained through agreements with other parties that have produced or own the rights to such programming. Competition for this programming will increase as the number of programming networks increases. Other programming networks that are affiliated with programming sources such as movie or television studios or film libraries may have a competitive advantage over us in this area.

The Company also describes the following risk to its original programming strategy in Item 1A. Risk Factors of the 2011 Form 10-K on page 19:

Our programming networks’ success depends upon the availability of programming that is adequate in quantity and quality, and we may be unable to secure or maintain such programming.

Our programming networks’ success depends upon the availability of quality programming, particularly original programming and films, that is suitable for our target markets. While we produce some of our original programming, we obtain most of the programming on our networks (including original programming, films and other acquired programming) through agreements with third parties that have produced or control the rights to such programming. These agreements expire at varying times and may be terminated by the other party if we are not in compliance with their terms.

We compete with other programming networks to secure desired programming. Competition for programming has increased as the number of programming networks has increased. Other programming networks that are affiliated with programming sources such as movie or television studios or film libraries may have a competitive advantage over us in this area. In addition to other cable programming networks, we also compete for programming with national broadcast television networks, local broadcast television stations, video-on-demand services and Internet-based content delivery services, such as Netflix, iTunes and Hulu. Some of these competitors have exclusive contracts with motion picture studios or independent motion picture distributors or own film libraries.

We cannot assure you that we will ultimately be successful in negotiating renewals of our programming rights agreements or in negotiating adequate substitute agreements in the event that these agreements expire or are terminated.

However, in future filings, beginning with the June 30, 2012 Form 10-Q, the Company will include the following disclosure in the Business Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), highlighting some of our past and future initiatives and strategies in programming:

To an increasing extent, the success of our business depends on original programming, both scripted and unscripted, across all of our networks. In recent years, we have introduced a number of scripted original series, primarily on AMC, that have been critically acclaimed, award winning and commercially successful. These successful series have resulted in higher audience ratings for our networks. Historically, in periods when we air original programming, our ratings have increased. In 2012, AMC expects to air five scripted original series. This may result in higher audience ratings for AMC. Among other things, higher audience ratings drive increased revenues particularly through higher advertising revenues. The timing of exhibition and distribution of original programming varies from period to period, which results in greater variability in our revenues, earnings and cash flows from operating activities.

Scripted original series require us to make up-front investments, which are often significant amounts. Not all of our programming efforts are commercially successful, which could result in a write-off of program rights. If it is determined that film or other program rights have no future programming usefulness based on actual demand or market conditions, a write-off of the unamortized cost is recorded in technical and operating expense. For example, in 2011, we recorded program rights write-offs of $18.3 million, of which approximately $17.6 million related to one scripted original series.

See “ — Critical Accounting Policies and Estimates” for a discussion of the amortization and write-off of program rights.

2.	We note your disclosure on page 40 stating that “We present AOCF as a measure of our ability to service our debt and make continuing investments”. If you use this measure as a measure of liquidity, you should reconcile this measure to cash flows from operations. Please revise or advise.

Company Response: The Company uses adjusted operating cash flow (“AOCF”) as a measure for evaluating its operating performance on both a business segment and consolidated basis. Accordingly, the Company presents a reconciliation of AOCF to operating income, the most directly comparable measure under generally accepted accounting principles. As discussed in the Liquidity and Capital Resources section of the MD&A, on page 57 of the 2011 Form 10-K, cash generated from operating activities is the financial metric that the Company primarily uses to measure its ability to service debt and make continuing investments. The Company does not use AOCF as a measure of liquidity. Therefore, beginning with the March 31, 2012 Form 10-Q, the Company’s disclosure has been modified by deleting the sentence in the “Business Overview” section of the MD&A that stated, “We present AOCF as a measure of our ability to service our debt and make continuing investments.”

Consolidated Results of Operations, page 43

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues, net, page 45

3.

We note your disclosure on page 45 and 46 where you described the increases in revenue. For example on page 45 you state that advertising revenues increased “primarily at AMC resulting from higher ratings and higher pricing per unit sold.” You also state that “changes in revenue discussed above are primarily derived from changes in contractual affiliation rates charged for our services, changes in the number of subscribers and changes in the prices and level of advertising on our networks.” In order to provide investors with insight into your results of operations, please quantify each variable attributable to the increase in revenues. In addition, in accordance with Item 303(a)(3) of Regulation S-K, quantify the growth attributable to increases in prices or to increases in the volume or to the introduction of new programming.

Company Response: As required by Item 303 of Regulation S-K, the Company discloses and quantifies the material items affecting its results of operations. With respect to the increase in revenues, the Company provided in the 2011 Form 10-K a discussion of the significant items, including the dollar amounts, that impacted revenue for the reported period by reportable segment, and the Company believes that the quantified factors represent the material changes to revenue for both the National Networks and the International and Other reportable segments. In addition, the increase in advertising revenues in 2011 as compared to 2010 was principally attributable to increased pricing, which the Company disclosed when it explained that the increase in advertising revenues of $49.8 million was the result of higher pricing per unit sold resulting from higher ratings, consistent with the requirements of Item 303(a)(3) of Regulation S-K. With respect to affiliation fee and other revenue, in future filings the Company will provide additional disclosure regarding whether the increase is primarily price or volume driven, consistent with language in the Company’s Form 10-Q for the period ended March 31, 2012 which states, “…increase in affiliation fee revenues of $11,366, primarily attributable to an increase in rates, including the impact of lower amortization of deferred carriage fees…” In addition, in future filings, beginning with the June 30, 2012 Form 10-Q, the Company will provide a comparative table for each reportable segment presenting separately revenues from advertising and from affiliation fee and other revenues. Please see the Company’s response to Comment 8 below for a sample of such tabular disclosure.

In the paragraph immediately following the Company’s disclosure of the material changes in revenues affecting the periods included in the 2011 Form 10-K, and in an effort to provide additional insight to investors into some of the variables that generally cause revenues to change from period to period, the Company made the statement “Changes in revenue discussed above are primarily derived from changes in contractual affiliation rates charged for our services, changes in the number of subscribers and changes in the prices and level of advertising on our networks.” This statement is a general explanation of variables affecting revenue and was intended to supplement the discussion and quantification of the specific material changes affecting the revenue for the particular period. To clarify this point, in future filings, beginning with the June 30, 2012 Form 10-Q, the Company will relocate that statement from the discussion of material changes in revenues affecting the periods to the description of the National Networks segment included within the Business Overview section of the MD&A.

Technical and operating expense (excluding depreciation and amortization), page 47

4.	We refer to the significant increase in amortization of program rights for the last two fiscal years ended December 31, 2011 and 2010. We also note the discussion in your fourth quarter earnings call where you state that your strategy over the past several years has focused on original programming and that you have seen a ramp up in your investment in programming. In this regard, please discuss if you expect to continue increasing program rights expenditures, and whether the related increase in amortization of program rights is a trend that you expect to continue in future periods.

Company Response: As noted in our response to Comment 1, we discuss program rights in the context of our strengths, strategy and competition in Item 1. Business of the 2011 Form 10-K, which includes a disclosure that one of our strategies is continued investment in original programming. We also state that we believe control and ownership of content is becoming increasingly important, and we intend to increase our control position over the Company’s programming content. We believe these disclosures are consistent with the discussion in our fourth quarter earnings call. In addition, beginning with our March 31, 2012 Form 10-Q, we have added the following statement to our analysis of technical and operating expense, the applicability of which we will assess and update in future filings on a quarterly basis: “As we continue to increase our investment in original programming, we expect the amortization of programming rights to increase for the remainder of 2012.”

Liquidity and Capital Resources, page 57

5.	We note your disclosure on page 58 where you state, “Our principal uses of cash include our debt service, the acquisition and development of program rights and the net funding and investment requirements of our developing services.” In this regard, please provide a more detailed analysis of uses of cash as it relates to investments in programming and other developing services. We noted a more detailed discussion in your fourth quarter earnings call where you mention the timing and funding for production of new shows and the effect on working capital as a result of these investments. Also, discuss and analyze known trends and uncertainties as it relates to future programming expenditures.

Company Response: The Company will modify the disclosure regarding its primary uses of cash to incorporate a discussion similar to that in its fourth quarter earnings call. Additionally, based on further review in light of the Staff’s comment, we believe it is appropriate to delete the reference to “net funding and investment requirements of our developing services” since it is not one of our principal uses of cash. Accordingly, in future filings, beginning with the June 30, 2012 Form 10-Q, we plan to revise our disclosure as follows (changes marked in bold):

Our principal uses of cash include our debt service and the acquisition and development of program rights. We continue to increase our investment in original programming, the funding of which generally occurs six to nine months in advance of a program’s airing. We expect this increased investment to continue for the remainder of 2012. Our businesses do not require significant capital expenditures. As a percentage of revenues, net, capital expenditures were less than 2% for each of the three years ended December 31, 2011.

Critical Accounting Policies and Estimates, page 65

Program Rights, page 67

6.	For program rights, please consider modifying your critical accounting policies and estimates by addressing the role your policy has in understanding the company’s results of operations. For example, you should include disclosure similar to what you discussed in your fourth quarter earnings call, regarding why you had program write-downs and how you determined the program write-downs. You should also discuss any specific changes in amortization for program rights (i.e. increase in amortization due to increase in revenue from market acceptance of a particular program). Please expand and or modify your disclosure by analyzing to the extent possible factors such as:

•	How the company arrived at the estimate;

•	How accurate the estimate/assumption has been in the past;

•	Whether the estimate/assumption has changed or is reasonably likely to change in the future; and

•	Evaluate the sensitivity to change of the critical accounting policy and estimate.

Company Response: In response to the Staff’s comment, the Company plans to include a revised program rights critical accounting policy in future filings, beginning with the June 30, 2012 Form 10-Q as follows (changes marked in bold):

Program Rights

Rights to programming, including feature films and episodic series, acquired under license agreements are stated at the lower of amortized cost or net realizable value. Such licensed rights along with the related obligations are recorded at the contract value when a license agreement is executed, unless there is uncertainty with respect to either cost, acceptability or availability. If such uncertainty exists, those rights and obligations are recorded at the earlier of when the uncertainty is resolved or when the license period begins. Costs are amortized to technical and operating expense on a straight-line basis over a period not to exceed the respective license periods.

Our owned original programming is primarily produced by independent production companies, with the remainder produced by us. Owned original programming costs, including estimated participation and residual costs, qualifying for capitalization as program rights are amortized to technical and operating expense over their estimated useful lives, commencing upon the first airing, based on attributable revenue for airings to date as a percentage of total projected attributable revenue, or ultimate revenue (film-forecast-computation method). Projected attributable revenue is based on previously generated revenues for similar content in established markets, primarily consisting of affiliation fee and advertising revenues, and may also include licensing and digital distribution revenues. Projected program usage is based on the historical usage of similar content. Estimated attributable revenue can change based upon programming market acceptance, levels of affiliation fee revenue, advertising revenue, distribution revenue and program usage. These calculations require management to make assumptions and to apply judgment regarding revenue and planned usage. We periodically review revenue estimates and planned usage and revise our assumptions if necessary, which could either accelerate or delay the timing of amortization expense or result in a write-down of the program right to net realizable value. We believe the most sensitive factor affecting our estimate of ultimate revenues is the program’s audience ratings. A program’s strong performance could result in increased usage and increased revenues resulting in accelerated amortization of production costs. Poor ratings may result in the reduction of planned usage or the abandonment of a program, which could require a partial or total write-off of any unamortized production costs. A failure to adjust for a downward change in estimates of ultimate revenues could result in the understatement of program rights amortization expense for the period. Historically, actual ultimate revenue amounts have not significantly differed from our estimates of ultimate revenue.

We periodically review the programming usefulness of our licensed and owned original program rights based on a series of factors, including expected future revenue generation from airings on our networks and other exploitation opportunities, ratings, type and quality of program material, standards and practices and fitness for exhibition through various forms of distribution. If it is determined that film or other program rights have no future programming usefulness based on actual demand or market conditions, a write-off of the unamortized cost is recorded in technical and operating expense. Program rights write-offs of $18,332, $1,122 and $7,778 were recorded for the years ended December 31, 2011, 2010 and 2009.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-5

7.	It is unclear to us whether you have included all the cash receipts from the credit facility in the cash flows from financing activities. For example on page F-21 you state that you received $1,130,000,000 and $595,000,000 (total $1,725,000,000) from the credit facility. However, only $1,442,364,000 is shown in the cash flow statement and nothing is shown in Note 4 as non-cash activity. Please revise or advise.

Company Response: All of the cash receipts from credit facility debt were reflected in cash flows from financing activities. The following reconciles the $1,725,000,000 of borrowings under the credit facility to the net cash proceeds from credit facility debt of $1,442,364,000 reflected in the statement of cash flows:

(dollars in thousands)
Borrowings under Term loan A and B	$1,725,000	(Note 8, page F-21, $595,000 + $1,130,000)
Discount on Term loan A	(5,650)	(Note 8, page F-21)
Discount on Term loan B	(12,986)	(Note 8, page F-21)
Issuance of senior notes	700,000	(Note 8, page F-23)
Discount on senior notes	(14,000)	(Note 8, page F-23)
Debt issued to Cablevision in exchange — no cash received (see below)	(1,250,000)	(Note 4, non-cash activity)
RNS credit facility borrowing in May 2011	300,000	(Note 8, page F-24 under the heading “RNS Senior Notes”)

Proceeds from credit facility debt	$1,442,364

The $1,250,000,000 of debt issued to Cablevision (including the entire $700,000,000 of senior notes), for which the Company received no cash, is reflected as a non-cash investing and financing activity in note 4 to the financial statements as a “Deemed capital distribution associated with the issuance of debt to Cablevision.”

Notes to the Consolidated Financial Statements, page F-6

Note 13. Segment Information, page F-31

8.	It appears that in accordance with ASC 280-10-50-40, you should disclose separately revenues from affiliation fees and from the sale of advertising. Please revise or advise.

Company Response: In future filings, beginning with our June 30, 2012 Form 10-Q, we will revise the revenues section of our segment information note to disclose separately revenues by reportable segment from advertising and from affiliation fees and other as presented in the following disclosure (changes marked in bold):

	Three Months Ended March 31, 2012
	National Networks	International and Other	Inter-segment eliminations	Consolidated
Revenues, net:
Advertising	$129,237	$—	$(303)	$128,934
Affilliation fees and other	174,986	26,346	(4,027)	197,305

Consolidated revenues, net	$304,223	$26,346	$(4,027)	$326,239

	Three Months Ended March 31, 2011
	National Networks	International and Other	Inter-segment eliminations	Consolidated
Revenues, net:
Advertising	$99,623	$5	$(70)	$99,558
Affilliation fees and other	152,222	25,376	(4,253)	173,345

Consolidated revenues, net	$251,845	$25,381	$(4,323)	$272,903

9.	We note that AMC, WE tv, IFC, Sundance Channel, and AMC Networks Broadcasting & Technology are your reporting units. In this regard, tell us whether each of your reporting units is an operating segment under ASC 280. If this is the case, please provide us with a detailed analysis showing how the aggregation criteria under ASC 280-10-50-11 were met. If you determined that your reporting units are not operating segments under ASC 280, please tell us what type of financial information, if any, is provided to your CODM for each of your reporting units.

Company Response: ASC 280-10-50-1 defines an operating segment as a component of an entity that (i) engages in a business activity from which it may earn revenue and incur expenses; (ii) whose operating results are regularly reviewed by the enterprise’s Chief Operating Decision Maker (“CODM”) to make decisions about resource allocation and assess performance; and (iii) for which discrete financial information is available. Although AMC, WE tv, IFC, Sundance Channel and AMC Networks Broadcasting and Technology are each reporting units for allocating goodwill for goodwill impairment testing purposes in accordance with ASC 350-20-35-33 (because each is a component of an operating segment that constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component), none of the reporting units constitutes a separate operating segment. The monthly management reporting package provided to the Company’s CODM provides operating results and AOCF for the National Networks and International & Other operating segments separately and does not provide such information for the individual reporting units. The only financial information that is provided in the management reporting package for each reporting unit is revenue and subscribers, which, in accordance with ASC 280-10-50-1, do not constitute operating results.

Note 12. Income Taxes, page F-28

10.	We note your disclosure on page F-14, where you state, “The Company provides deferred taxes for the outside basis difference for its investment in partnerships.” We also note that you have a deferred tax liability of $107,546,000 for investments in partnerships. In this regard, please tell us about your investment in partnerships and how you determined the deferred tax liability.

Company Response: The deferred tax liability for investments in partnerships of $107,546,000 consists of a deferred tax liability of $108,288,000 for our investment in American Movie Classics Company LLC, partially offset by a deferred tax asset of $742,000 for our investment in VOOM HD Holdings LLC. These deferred tax amounts were arrived at by multiplying the outside basis difference for each partnership by the applicable tax rate. The outside basis difference is the difference between the financial reporting carrying value of the partnership investment and its corresponding tax basis. The most significant portion of the outside basis difference for American Movie Classics Company LLC arose in 2001, when Metro-Goldwyn-Mayer Inc. (“MGM”) acquired a 20% interest in the partnership. We repurchased MGM’s 20% interest in 2003.

Note 16- Equity and Long-Term Incentive Plans, page F-36

11.	Please disclose your total stock-based compensation cost related to nonvested awards not yet recognized as of December 31, 2011, and the weighted-average period over which it is expected to be recognized. Refer to ASC 718-10-50-2(i).

Company Response: We inadvertently omitted disclosure regarding our total stock-based compensation cost related to non-vested awards not yet recognized as of December 31, 2011 and the weighted-average period over which it is expected to be recognized. Therefore, in our June 30, 2012 Form 10-Q, as well as in our December 31, 2012 Form 10-K, we will provide the following required annual disclosure:

“As of              2012, there was $             of total unrecognized share-based compensation cost related to Company employees who held unvested AMC Networks, Cablevision and MSG options and restricted shares/units. The unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately             .”

If you have any questions or comments regarding the enclosed materials, please contact John Giraldo, Chief Accounting Officer, at (646) 273-3571.

Very truly yours,

/s/ Sean S. Sullivan

Sean S. Sullivan
Executive Vice President and Chief Financial Officer

/s/ John P. Giraldo

John P. Giraldo
Chief Accounting Officer

cc:	Greg Dundas
Inessa Kessman

Ivette Leon

(Securities and Exchange Commission)

Joshua W. Sapan, President and Chief Executive Officer

James G. Gallagher, Esq., Executive Vice President and General Counsel

(AMC Networks Inc.)

John P. Mead, Esq.

(Sullivan & Cromwell LLP)

Leonard Sturm

(KPMG LLP)